UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): March 6, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Shareholder Distributions

All Monthly Dividend Distributions Will Be Delivered Electronically After June 30, 2019

BRIX REIT, Inc. (the “Company”) announced an effort to reduce its environmental footprint by eliminating paper dividend checks mailed to investors. For investors that have not elected to participate in the distribution reinvestment program, all cash distributions after June 30, 2019 will be delivered to shareholders electronically via Automated Clearing House (ACH) deposits directly into their bank account. If the Company does not have accurate bank account information for an investor, any distributions after June 30, 2019 will automatically be reinvested in the Company’s common stock under the distribution reinvestment plan. By example, the dividend distribution scheduled to be paid July 21, 2019 will be the first to be deposited electronically – fully paperless.

The Form of Subscription Agreement in Appendix A to the Company’s Offering Circular dated April 17, 2018 already indicates that if bank account information is not provided, dividends will be reinvested to purchase additional shares. However, through June 30, 2019, the Company will continue mailing dividend checks to investors who have not enrolled in the distribution reinvestment plan and have not provided valid bank account information for electronic deposits. Since electronic delivery of distributions is more environmentally friendly, cost effective and timelier, the Company will no longer mail dividend checks to investors after June 30, 2019. Those investors who have not provided valid bank account information will automatically be enrolled in the distribution reinvestment plan as disclosed in Appendix A of the Offering Circular unless accurate banking information for an active account is received by the Company.

Safe Harbor Statement

The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions is subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 17, 2018 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: March 6, 2019